Exhibit 6.12

Installment Payment Agreement
IAV Automotive Engineering Inc. and Elio Motors, Inc.

This Installment Payment Agreement (“Agreement”) is made this 13th day of March 2015 (“Effective Date”), by and between IAV Automotive Engineering Inc., a Michigan corporation doing business at 15620 Technology Drive, Northville, Michigan 48168 (“IAV”) and Elio Motors, Inc., an Arizona corporation doing business at 1855 E. Southern Ave., Ste. 204, Mesa, Arizona 85204. IAV and Elio may be referred to in this Agreement as a “Party” or collectively as the “Parties”.

RECITALS

A.	IAV completed the design, successfully assembled the Elio prototype engine, and successfully ran the engine on the dyno for initial testing at IAV’s test facility in Northville, Michigan.

B.
As of the date of this Agreement, Elio has $1,323,000 (One Million Three Hundred and Twenty-Three Thousand Dollars and No/100) in outstanding debt owed to IAV for the design, development, and procurement of parts required to prepare the engine for testing.

AGREEMENT

1.
Acknowledgement of Debt. Elio hereby acknowledges, agrees, and does not dispute the total outstanding debt owed by Elio to IAV is $1,323,000.  The outstanding debt was incurred by Elio for services rendered by IAV in the development of the Elio three-wheeled car.

2.
Promissory Note.  Elio, hereby promises to pay to IAV, or its permitted assigns, pursuant to this Promissory Note the principal sum of $1,323,000  (One Million Three Hundred and Twenty-Three Thousand Dollars and No/100) (the "Principal Amount"), or such lesser amount as the Parties shall agree to in a writing signed by both parties.  The unpaid Principal Amount shall bear interest at a rate equal to the short term applicable federal rate for the most recently available month, as published by the Internal Revenue Service, adjusting on the 15th day of each calendar month.  Interest shall be calculated for the actual number of days elapsed, using a daily rate determined by dividing the annual rate by 360.

3.
Installment Payments. Elio also agrees to pay IAV One Hundred and Fifty Thousand Dollars ($150,000.00) per month, on or before the 15th of every month, until the outstanding balance remaining under this Agreement is paid, or by December 1, 2015, whichever is sooner. Installment payments will be applied against the Principal Amount.

4.
Right to Audit. Elio grants to IAV access to all pertinent information, including, but not limited to, books, records, payroll data, receipts, bank records, correspondence and other documents for the purpose of auditing the deposits Elio receives for the three-wheeled vehicle. Elio will preserve these documents for a period of 1 year after all outstanding balances identified in this Agreement are paid.

5.
This Agreement does not impact or change the enforceability of the Promissory Note and Security Agreement dated December 5, 2014. IAV and Elio specifically agree that this Agreement does not supersede, or in any way, change the rights, duties, and obligations agreed to in the December 5, 2014 Promissory Note and Security Agreement.

6.
Enforcement and Construction.  The Agreement shall be governed by, construed and enforced in accordance with, and subject to the laws of the State of Michigan.  This Agreement has been prepared as a result of negotiations between the Parties.  The headings of the paragraphs are merely descriptive and should not be construed as influencing or limiting the substance of the paragraphs in any way.

7.
Execution.  This Agreement may be executed in counterparts, each of which shall be deemed an original against the party whose signature appears thereon, and all of which shall be considered an original and together shall constitute one Agreement.  Facsimile signatures shall have the same effect as original signatures.

8.
Attorneys' Fees; Expenses. Elio agrees to pay upon demand all of IAV's costs and expenses, including IAV's reasonable attorneys' fees and IAV's legal expenses, incurred in the event of Elio’s default and in connection with the enforcement of this Agreement. IAV may hire or pay someone else to help enforce this Agreement, and Elio shall pay the costs and expenses of such enforcement. Costs and expenses include IAV's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Elio also shall pay all court costs and such additional fees as may be directed by the court.

Signed by:

	IAV Automotive Engineering Inc.		Elio Motors, Inc.
By:	/s/Christopher Hennessy	By:	/s/Paul Elio
	(signature)		(signature)
	CHRISTOPHER HENNESSY		PAUl Elio
	(handwritten or typed name)		(handwritten or typed name)
Title:	VP ENGINEERING	Title:	CEO
	(authorized representative)		(authorized representative)
Dated:	3/13/15	Dated:	3-13-15